Event Type: Q4 2021 Earnings Call Date: 2022-02-17 Company: Quidel Corp. Ticker: QDEL COMPANY PARTICIPANTS Ruben Argueta - Quidel Corp., Director-Investor Relations Douglas C. Bryant - Quidel Corp., President, Chief Executive Officer & Director Randall J. Steward - Quidel Corp., Chief Financial Officer Unverified Participant OTHER PARTICIPANTS MANAGEMENT DISCUSSION SECTION Operator Ladies and gentlemen, thank you for standing by. Welcome to the Quidel Corporation Fourth Quarter and Full Year 2021 Earnings Conference Call. At this time, all participants are in a listen-only mode. Later, instructions will be given for the question-and-answer session. I would now like to turn the call over to Mr. Ruben Argueta, Quidel's Director of Investor Relations. Please go ahead. Ruben Argueta Thank you, operator. Good afternoon, everyone, and thank you for joining today's call. With me today is our President and Chief Executive Officer, Doug Bryant; our Chief Financial Officer, Randy Steward; also on the call are Chris Smith, Ortho's chairman and Chief Executive Officer, and Joe Busky Ortho's Chief Financial Officer; Our fiscal fourth quarter and full year 2021 earnings release is now available on ir.quidel.com, our Investor Relations website. We will also post our prepared remarks on the Presentations tab of our IR website. Please note that some of the information we provide today during today's conference call will include forward-looking statements including, but not limited to, the types of statements identified as forward looking in our annual report on Form 10-K that we will file later today, which will be available on our website. Actual results may differ materially from those projected in any forward looking statements. For a further description of the risks and uncertainties that could cause actual results to differ materially from those expressed in the forward looking statements, as well as risks related to our business and the proposed business combination with Ortho Clinical Diagnostics please see our annual report on Form 10-K and subsequent periodic reports and registration statements filed with the SEC. Please see our annual report on Form 10-K and subsequent period reports and registration statements filed with the SEC. Furthermore, this conference call contains time sensitive information that is accurate only as of today. Except as required by law we undertake no obligation to update these forward looking statements or time sensitive information which speak only as of today. Today Quidel released financial results for the three and 12 months ended December 31, 2021. If you have not received our earnings release or if you would like to be added to the company's distribution list please contact me at 858-646-8023. Following Doug's comments Randy will briefly discuss our financial results and we'll open the call to take your questions. I'll now hand the call over to Doug for his comments. Doug? Douglas C. Bryant Thanks Ruben. Good afternoon everyone and thanks for joining us. 2021 marked another truly outstanding and transformational year for Quidel. Seemingly everything we did was big. We opened our largest immuno assay manufacturing facility in just nine months, boosted output tendfold to help meet demand entered the retail and At- Home testing markets with QuickVue AtHome OTC COVID-19 assays created strategic partnerships with CVS Walgreens the NIH and others and entered into a 12 month agreement with the US government estimated at over $500 million. Much of what we did was bold. Continuing to ramp up production of QuickVue and Sofia rapid immunoassay when competitors were retrenching, overcoming supply chain challenges and production interruptions caused by positive ©2022, AlphaSense, Inc. All Rights Reserved. AlphaSense is a service mark of AlphaSense, Inc. All other trademarks mentioned belong to their respective owners. Filed by Quidel Corporation Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended Subject Company: Ortho Clinical Diagnostics Holdings plc (Commission File No. 001-39956) The following is a transcript of the conference call held on February 17, 2022 at 5:00 p.m. Eastern Time (2:00 p.m. Pacific Time).

©2022, AlphaSense, Inc. All Rights Reserved. AlphaSense is a service mark of AlphaSense, Inc. All other trademarks mentioned belong to their respective owners. COVID-19 cases within our workforce. Launching our revolutionary Savanna molecular diagnostic instrumented system outside the united states and signing a definitive agreement to acquire ortho-clinical diagnostics, a transaction that we expect will double our size and more than double our addressable global market and the sum of what we did was breathtaking. Investing in manufacturing multiplied our scope and scale, positioning us for long-term sustainable growth. Our performance was exceptional across the board, from our research labs to our facilities and operations to our finance and functional departments. 2021 was the highest revenue year in Quidel's history, surpassing a high- growth 2020 revenue number. We dramatically broadened the range of patients, partners and providers we serve, and we emerged from a challenging year with the strongest portfolio of physical, financial and intellectual assets in our history. The combination of Quidel and Ortho is expected to create an end-to-end diagnostics solutions portfolio that spans from the high-volume, high-complexity hospitals and labs to the farthest reaches of point-of-care and the vast untapped channels of retail, OTC and telediagnostics. To sum up, our markets are significant, our runway is long and as I will lay out further on this call, we have the team, the strategic roadmap and the can-do culture that we call the Quidel way to make the most of the opportunities we see ahead. Let's turn quickly to the numbers. Revenue for the fourth quarter was $637 million. We experienced a shift in product mix from Sofia products delivered through the professional market to QuickVue products that have taken off in the retail pharmacy and employer testing markets on a full-year basis. And employer testing markets. On a full year basis, revenue increased 2%, primarily supported by strong demand for COVID-19, rapid immunoassay products for both Sofia and QuickVue. Growth in Rapid immunoassay supported our performance for the year, with QuickVue sales increasing exponentially. We entered strategic partnerships with major retail names like CVS and Walgreens to further expand into the retail and online entry points for the consumer at- home testing market. The uptake in both sales and brand recognition is building solid inroads for us to serve the retail sector, which we hope to participate in on a longer-term basis. Our acceleration of assay development and production has also served to broaden our footprint at the point of care, helping drive introduction of our full portfolio to new groups of highly engaged patients and providers. For example, there continues to be a vast opportunity to capture demand in emerging markets through both telehealth technology and digital health capabilities, expanding patient access to a broad range of point of care and OTC diagnostic products. In this space, we have both Sofia Q, as well as a recently launched self-test mobile application that we call (00:07:16) business to help address enterprise and employee health use cases and have a consumer version of the app in development as well. As part of our focus on democratizing access to testing, we take considerable pride in the fact that we supported financially or donated a portion of our COVID-19 testing production to charitable organizations such as the United Way, the Jets Foundation, University of Arizona, the Chicano Federation of San Diego and the Blackhawks Foundation through our academic, government and sports league partners. our charitable partnerships helped to service some of the communities hit hardest by COVID 19 and we are proud to have played a part in increasing equitable access to diagnostic testing. In January, we saw incredibly strong demand for our Sofia COVID 19 antigen test in the professional market, as well as demand for our QuickVue at home product as a result of elevated COVID 19 case counts. As we move closer to the end of February, we are seeing demand moderated in the professional and retail markets commensurate with lower COVID 19 positive case cases, but bolstered by the continued fulfillment of state and US government orders. As COVID 19 shifts from a pandemic to what some scientists anticipate as an endemic phase. Unless the government change its direction, we would expect that demand will continue through the second quarter. While we won't speak at this time about full year 2022 revenue expectations what we will say confidently is that Q1 2022 will be our largest quarter in terms of revenue in the history of Quidel. During 2021 we also announced the transition of the Beckman BNP business to Beckman Coulter, concluding the litigation that had been ongoing since the purchase of the business in October 2017. This agreement is a major step forward for both Quidel and Beckman. It enables us to focus on expanding our core businesses and executing on our longer term strategy, while also establishing for Quidel stable cash flow stream through 2029 the remainder of the term of the existing BNP Supply Agreement. And as long as we're on the subject of future cash flow strands I'd also like to address progress we've made with our revolutionary Savanna platform and what lies in store for us as we prepare for its US launch later this year. The Savannah platform will be our next flagship product and we are incredibly part of the progress made today. Savannah allows for PCR testing of up to 12 pathogens plus controls from a single sample. The amplification time is very fast with total turnaround time for our RVP panels in approximately 20 minutes. The Savannah platform is fully integrated, very easy to use and will have both direct swab and liquid sample or compatibility. The reagent is stable at room temperature, which is a huge deal, particularly in the hospital labs. As I

©2022, AlphaSense, Inc. All Rights Reserved. AlphaSense is a service mark of AlphaSense, Inc. All other trademarks mentioned belong to their respective owners. mentioned at the outset, we've already launched in the EU. We're in market in a limited launch with our respiratory viral panel for respiratory panel and have received very positive customer feedback today, including requests for additional instruments. We expect 2022 to be a busy year for Savannah and as we work toward EUA for RVP4 and A 510(k) submission for our RVP11 assay, as well as for our HSV/VZV STI and gastrointestinal panels, we also plan on automating our manufacturing line, thereby substantially increasing our production capacity for our Savannah cartridges once launched in the US we're targeting revenues of over $300 million per year within three years. Much of that will be determined by our ability to manufacture instruments and fully automate cartridge manufacturing lines, but if we've demonstrated anything during this pandemic is that we can scale rapidly, which bodes well for a flawless, successful launch. Aside from our team's extraordinary execution and scaling our operations to help meet demand for COVID-19 testing, our biggest highlight came at the very end of the year with the announcement of our agreement to acquire Ortho Clinical Diagnostics. We believe this transformative acquisition will position Quidel as a global leader in diagnostics, substantially diversifying our product pipeline while widening our global reach and scale. Our agreement to acquire Ortho for a combination of cash and newly issued shares in the combined company is expected to make us one of the larger, pure play diagnostic companies in the industry. Bringing our two leading companies together will give us the ability to leverage complementary expertise and an unparalleled range of capabilities to drive growth into new markets. The highly complementary nature of Quidel's and Ortho's product portfolios is expected to create ample cross-selling opportunities across a diverse customer and channel mix, enabling us to maximize the value of existing platforms and drive worldwide growth. Future revenue synergies are particularly attractive to Savanna, given Ortho's deep roots among laboratory customers and extensive global commercial reach. Driving global commercial execution of Savanna will be a chief priority for us in 2022 and beyond. The planned Ortho acquisition is expected to more than double our global market opportunity, estimated to be worth over $50 billion between the point of care, clinical chemistry and transfusion medicine categories. Financially, it allows us to maintain 9% to 11% top line growth post-COVID and generate 30% or more EBITDA margins and substantial operating cash flow, creating a pathway for strong value creation over the long term. Culturally, Quidel and Ortho are an excellent fit, which was a key factor in our decision to move forward with the acquisition. Both companies share a passion for advancing innovation and enhancing the well-being of the customers, patients and communities we serve. Of course, we are already hard at work, setting the stage for a smooth integration. With our proven experience and successfully integrating acquired businesses into our operations we are confident we have the right processes in place and with the help of the great people at Ortho, we believe that we will achieve the milestones we've set for ourselves once integration plans can be implemented post closing. For a bit of background, our integration approach will be similar to the process we used to integrate the Alere assets a transaction that doubled the size of our organization at the time. In some ways, that acquisition presented a more technically challenging integration. It was a carve out asset purchase that did not include international entities and required a lengthy, staged, deferred closing process throughout the world over a number of years. We also spent a significant amount of time understanding the Alere culture, how triage product was manufactured and sold, and the ins and outs of the Beckman BNP business. So we devoted a lot of energy to finding the right integration structure and working collaboratively with our new colleagues and third party integration specialists to plan for a successful integration. It was essential for us to get it right, and in the end we harvested about $20 million in synergies from a $250 million set of businesses in a little over two years, and significantly delevered from over 4 times leverage to under 1 time. We also improved the company morale, which had been under prioritized in our view. Given this experience and outcome, we believe we have a good system in place that is thoughtful, effective and reproducible. Given the six financing outcome, we believe we have a good system in place that are shortfall effective and reproducible. Ortho was a great company with very talented employees strong processes and a positive customer centered culture. We believe that both ortho and Quidel can learn from each other and are taking a truly collaborative approach. We've appointed integration planning leaders on both the Quidel and or those sites. Christian and Bob Dunn who are aided by a select team of employees focused on the integration and third party integration specialists. Our approach is currently broken down into three parts. First is integration strategy and day one planning. Second is day one readiness and execution. And third is the post execution phase. We plan to identify and utilize the best of what makes both companies exceptional. Philosophically our guiding principles for the post-closing integration involves six points; ensure continued momentum and preserve the core across both businesses; empower leaders with the right tools and information to make decisions to drive continued growth; energize and retain team members at Quidel and Ortho with proactive communication and retention incentives throughout the integration. Capture projected cost synergies by leveraging combined scale to businesses. Enhance our go to market model to maximize commercial benefit and capture projected revenue synergies and optimize R&D priorities to match future strategy across US and ex-US. We've identified $90 million in expected cost synergies that we think are achievable by the end of the year by the end of the third year. Excuse me. These cost synergies are driven by operational efficiencies supply chain optimization and shared administrative functions including duplicative public company costs.

©2022, AlphaSense, Inc. All Rights Reserved. AlphaSense is a service mark of AlphaSense, Inc. All other trademarks mentioned belong to their respective owners. Further we've identified $100 million in expected revenue synergies by 2025 with approximately 80% to come from cross-selling opportunities and our expanded geographical footprint to sell Savanna and other products and ex-US markets. Our integration teams are working well together and planning the integration, and I believe that shortly after closing, we will begin harvesting synergies, paying down debt, growing both businesses and bringing together two remarkable organizations. In addition, as you saw in Ortho's 8-K yesterday, Chris Smith, Ortho's CEO and Chairman, will be joining me as a special advisor. Since 2019, Chris and his team have rejuvenated their company, and I think it would be shortsighted to not avail myself of his experience and expertise to assist me in thinking through things that we know that we will need to address, as well as those that are unknown at this time. Based on our current expectations, we anticipate holding the special meeting for stockholders to vote on the acquisition in late April and expect the acquisition to close in the first half of the year. The completion of the acquisition is conditioned upon, among other things, the early termination or expiration of any applicable waiting period under the HSR Act. The good news is that effective 11:59 PM Eastern on February 9th, the waiting period under the HSR Act expired with respect to the acquisition. However, the completion of the acquisition remains subject to other closing conditions. Post-closing, we anticipate the integration will be complete within approximately two years. In closing, I'm enormously proud of our accomplishments in 2021 and want to thank our entire Quidel team for the courage, creativity and resilience they showed personally and collectively in driving our business forward in all of the challenge of – challenges of the second pandemic year. Their steadfast commitment to our mission of advancing diagnostics to improve human health is responsible for our success as a company and as an impactful corporate citizen when our contributions mattered most. We look forward to driving further operational excellence in 2022 through strong execution against our growth roadmap as we work to support our customers, partners and patients beyond the threat of COVID-19 we see great opportunities that lie ahead for Quidel to grow our core business and advance our diagnostics portfolio to improve the quality of healthcare and health outcome – outcomes across the globe. With the US launch of Savannah and the planned ortho acquisition, we have many great opportunities to continue accelerating the growth throughout 2022 and beyond. I'm excited to see our company further transform into a leading diagnostics player as we execute on those opportunities to enhance our competitive positioning and create long-term shareholder value. Randy? Randall J. Steward Thank you, Doug, and good afternoon, everyone. 2021 was a significant year in Quidel's history. We continued the great momentum from 2020 and 2022 is off to a very strong start as well. To reiterate Doug's comments, I'd also like to thank all of our employees who demonstrated great resolve and dedication to overcome the many challenges we faced this past year. We accomplished much, including achieving the highest revenue year in Quidel's history. During my tenure here, Quidel's incredible culture has been the cornerstone of our continued growth and ability to drive improved outcomes for our patients and customers. I am truly proud to be a part of what we have achieved at Quidel. As reported and have documented total revenues for the fourth quarter were $636.9 million during the period we experienced a shift in demand from Sofia COVID 19 products to QuickVue COVID 19 products. Sofia combo revenue was lower than the prior year period by approximately $250 million. Foreign currency had a positive impact of $2 million in the quarter. Total COVID 19 revenue was $511.8 million with $466.7 million coming from a rapid immunoassay products and $45.1 million coming from our molecular products, mostly driven by Alere COVID 19 product. Within our product categories, rapid immunoassay revenues were $521 million. Within this category, Sofia products were $92.8 million of which the Sofia SARS antigen product sales were $47.2 million. Influenza, which includes our combo test revenue made up the majority of the balance of the Sofia revenue. QuickVue Product revenues were $427 million, driven by strong sales of Quickvue COVID 19 tests, which were $419.5 million. We sold over 65 million quickvue tests in the quarter, broken out between approximately 13 million quickvue professional SARS test and approximately 52 million at home. OTC COVID tests in the quarter of the quickvue at home OTC test volume our retail channel consisted of 44% of the total volume, the majority of which flowed through our pharmacy partners, the traditional distribution channel shifting into mostly e-commerce and independent pharmacies and other employer groups form 21% of the volume with 29% going to government agencies. Included in the government numbers was 3.5 million tests shipped to the US federal government as part of the 108 million test order. In January, we started increasing our shipments to the government and now anticipate completing that order by the end of the second quarter. In addition, we are continuing dialogue with various government agencies around the potential to purchase more tests as part of more manufacturing programs and pandemic preparedness. For the cardio, metabolic, immunoassay business revenue was $52.8 million, lower than the prior-year quarter as a result of the agreement we entered into with Beckman Coulter in July of last year. The agreement states that in connection with transitioning the Beckman BNP business to Beckman Coulter Quidel received annual cash payments of between $70 million and $75 million per year through 2029 and a pro-rated payment in 2021. In the fourth quarter, we recorded revenue of $17.9 million associated with this agreement. The

©2022, AlphaSense, Inc. All Rights Reserved. AlphaSense is a service mark of AlphaSense, Inc. All other trademarks mentioned belong to their respective owners. triage business generated revenue of $34.9 million versus $36.4 million in the fourth quarter of last year. We saw strong growth in China, offset by weakness in the US. Our molecular diagnostic solutions revenue was $50.9 million. The decrease versus the fourth quarter of last year was due to leader of SARS 00:25:36 revenue as additional competitive COVID-19 products came into the market. Where our COVID revenue was $37.2 million in the quarter and Savanna COVID revenue was $7.9 million. We're very pleased with the performance of this business in the fourth quarter, as well as for the full year. In the quarter, total influenza revenue was $40.5 million. Influenza revenue included severe flu revenue of $11.5 million and the Sofia as far as combo test revenue was $24.6 million. Influenza revenue will remain low due to a low prevalence of influenza in the US. Gross profit in the fourth quarter of 2021 was $489.3 million and the gross profit margin was suddenly 7%. We continue to realize good product margins for our COVID tests, the margins are lower than last year due to a shift in product mix from high – from the higher margin Sofia SARS products to the QuickVue COVID products as well as targeted price reductions. Our significant investment in R&D continued in the fourth quarter as we focused on expanding our robust pipeline of proprietary assays across our QuickVue, Sofia, Sofia Q and Savanna platforms, as well as ramping up our investment in the next generation platform, such as Project Leapfrog. From the sales and marketing perspective, we will continue to invest in people and resources to expand our reach, as well as increase our spending and marketing, product promotions and corporate partnerships and support of the at-home testing market. As it relates to the annual provision for income taxes, we recorded income tax expense of $196.1 million for the full year, which represents an effective tax rate of approximately $196.1 million for the full year which represents an effective tax rate of approximately 22%. State tax obligations increased our rate above the statutory rate of 21% at the federal level offset by tax benefits from excess stock based compensation and forms derived intangible income and research credits. We realized another excellent year of positive cash flow for the company generating over $800 million of cash flow from operations. We utilized some of that cash to significantly increase our production for both our Sofia and QuickVue product lines. We maintain minimal debt on our balance sheet and only have two remaining deferred consideration annual payments to Abbott for the older assets purchased back in October of 2017. The remaining balance owed to Abbott is $88 million of which $48 million will be paid in April of this year. As of February 11th we had approximately $925 million of cash, cash equivalents and marketable securities on the balance sheet and we are estimating this balance to be over $1.2 billion by the end of the first quarter. We anticipate utilizing majority of this cash toward the acquisition which we anticipate closing in the first half of this year. In 2022 we're expecting to spend approximately $150 million in capital expenditures mostly relating to Savanna Cartridge Automation, Savanna Instruments and the expansion of our new Carlsbad manufacturing facility. And with that, we conclude our formal comments for today. Operator we're now ready to open the call for questions. QUESTION AND ANSWER SECTION Operator Certainly. The first question is from the line of Tycho Peterson with JPMorgan. Please go ahead. Unidentified speaker Question – Unidentified speaker: Hey, good afternoon. Can you guys maybe just give a little more color on how you're thinking about 2022? I know you said first quarter will be the largest revenue quarter in history. Can you maybe just talk about how you think about the remainder of the government contract flowing through the remainder of tests? Is that mostly going to be in the first quarter or that persist beyond that and any other color you can provide and how you think about the year would be great. Answer – Unidentified speaker: First, hi Tyco thanks for the question. We actually shipped very little in the fourth quarter to the government contract. We have shipped it a bit more in the first quarter and we're still increasing as we go throughout the remainder of this year. We could finish the entirety of the agreement with them by the end of the second quarter, I believe. But it's entirely possible that given things that are out there now that that could persist into the third quarter as well. Unidentified speaker

©2022, AlphaSense, Inc. All Rights Reserved. AlphaSense is a service mark of AlphaSense, Inc. All other trademarks mentioned belong to their respective owners. Question – Unidentified speaker: Okay Are you able to say anything about kind of just baseline level of COVID expectations? You know anything on the ex COVID and in the margins? Just curious if you could to give any more color. Answer – Unidentified speaker: Sure. As COVID make sure there is still is demand ex US and we've been engaged with a number of organizations that would be interested in helping folks outside the US with products. So I can't say for sure what will happen in terms of disease here in the US of course. If positive cases because of some other variant begins to climb again and we'll obviously we'll pivot back to the professional segment in a more meaningful way and I suspect that the retail segment also be stimulated similarly so. But it's really you can tell I hate trying to forecast this thing. It's just we're doing our best to anticipate. We're managing various views and across different channel segments. You know there's more interest on the part of states now than there was before. There's more interest and some employers segment but it's really hard to predict. And that's why I just said simply you know Q1 we're pretty darn confident that this will be by far the largest quarter in the history of the company. Unidentified speaker Question – Unidentified speaker: Second quarter obviously last pretty good so far too. The question is what happens in 2023 really? Unidentified speaker Question – Unidentified speaker: Yes. No know this is hard to kind of model out, maybe curious on manufacturing and are you committing to kind of the second language being 120 million tests per month on manufacturing side? Answer – Unidentified speaker: I'm sorry could you repeat that Tyco? Can't picked that up. Unidentified speaker Question – Unidentified speaker: Yeah Randy, are you committing to kind of you know manufacturing the 60 million QuickVue and 20 million Sofia test per month or are you tapering that manufacturing? Answer – Unidentified speaker: Oh no a good question no we're thinking that we're going to build a safety stock one way or another I hope that we're able to do that here as this situation abates and we certainly want to be ready in the event that we have some unusual increase in demand like we saw with both Delta and omicron. And then obviously very encouraging discussion with the government with regard to participating in sort of warm manufacturing program and also participating in their stockpiling efforts. Unidentified speaker Question – Unidentified speaker: Okay. And then just lastly on the deal there's obviously been a lot of volatility in the market. Any risk in your view on the deal vote and then how are you thinking about the cash stock debt split? You know now as it stands, given where things have moved around since the deal was announced. Answer – Unidentified speaker: The second part was the cash question? Unidentified speaker Question – Unidentified speaker: any change in your thinking to cash stock and debt split give us some of the volatility since the deal was announced. Answer – Unidentified speaker: Oh no, no. We haven't considered that. Unidentified speaker Question – Unidentified speaker: Okay. All right, I'll leave it at that. Thank you. Unidentified speaker Question – Unidentified speaker: Okay, thanks. Tyco. Operator

©2022, AlphaSense, Inc. All Rights Reserved. AlphaSense is a service mark of AlphaSense, Inc. All other trademarks mentioned belong to their respective owners. Thank you Mr. Peterson. The next question comes from the line of Brian Weinstein with William Blair. You may proceed. Unidentified speaker Question – Unidentified speaker: Yeah good afternoon. Answer – Unidentified speaker: Hey Brian. Unidentified speaker Question – Unidentified speaker: guys and Chris and Joe good to talk to you guys as well. I just wanted to kind of go through the three key assumptions that both sets of management teams had. While I have you both on the line here on the various product set that sort of make up those S-4 numbers and if we should kind of kick those is de facto guidance for 2022 and 2023, it looks to have about $3.1 billion in revenue and $1 billion in EBITDA in 2022 if you kind of assume a full year and something like $3.3 billion or $3.4 billion in revenue and EBITDA of over $1.23 again per VS4 so I'm just trying to understand, is that kind of de facto guidance and can you talk about what drove the assumptions that were baked into that? Answer – Unidentified speaker: Well, notwithstanding the COVID volumes, I would say that the S4 does reflect what both companies think. Randy, why don't you make a comment and then we'll ask Joe to comment as well on what's within the 2022 numbers? Answer – Unidentified speaker: Yeah, sure. As we are assuming endemic environment as we have communicated previously, so we see an ongoing revenue stream with COVID, we are anticipating more of a normalized flu season as we get into the back half of the year where we're anticipating a good introduction for Savannah. So, we do see a pretty strong Savannah growth in 2023 probably the main drivers plus we are – we have over 75,000 Sofia instruments in the market. So, we certainly believe that we'll kind of see post-COVID the revenue trend we saw with that instrumented system like to continue here and there in the 2023 as well. So those are – we are assuming also that the high-sens troponin will be launched in the 2023 time period, but that's not the biggest driver but certainly that's one of the additional new products that we plan on launching. So I don't know Joe, do you have further thoughts from your side? Answer – Unidentified speaker: Yeah. Hey, Randi. Yeah. Hey. Brian, good to talk to you. The auto numbers are as we've been saying and we said yesterday on our earnings call, fairly stable and predictable with 93% recurring revenue. And so yes, you can take those numbers, and yes, of course, it is pretty predictive of what we're going to do in 2022 at that mid-single digit top line growth. The COVID asset revenue for us is a lot lower than what the Quidel guys have. And we talked yesterday on our call, we got it to $25 to $35 million of COVID asset revenue in 2022. We feel pretty good. So it's a fairly tight – tight range and fairly small amount considering you got a base of $2 billion. The other sort of variable could be FX, where we have half of our business outside US, FX does impact us a little bit. So, if rates move in such a way, if the dollar appreciates, that could hit the numbers from a currency perspective. But again, at this point, as we said on the call yesterday, we expect the top line currency impact to be about 50 to 100 basis points versus 2021. So, not right now we don't think it's going to be a huge impact. So yeah, I think our numbers in the 00:38:42 are pretty representative of what we think we're going to do in 2022. Answer – Unidentified speaker: Hey, Randy. (00:38:49) Yeah, go ahead. Unidentified speaker Question – Unidentified speaker: I was just kind of 00:38:51the nice thing about that proxy, was just trying to think the nice thing about that proxy 00:38:54 from both companies and how both companies reviewed the others LRPs. And I think you probably know we brought in a large consulting group and really validated the categories and what the rollouts would be and the synergies. So I think people feel pretty good. The numbers that are there have been really triangulated and looked at deeply. Unidentified speaker Question – Unidentified speaker: Thanks, Chris. Thanks, Unidentified speaker Question – Unidentified speaker: Can I get one more 00:39:20 as we think about the integration itself, I'd love to hear from both teams about kind of what you guys see as the biggest challenge to the integration. You outlined kind of

©2022, AlphaSense, Inc. All Rights Reserved. AlphaSense is a service mark of AlphaSense, Inc. All other trademarks mentioned belong to their respective owners. what your steps were in pretty good detail from kind of categorization standpoint, but what was the biggest challenge that you see to bring in these two companies together? Answer – Unidentified speaker: I think it's just time more than anything. Both sides have assembled teams that know what to do, and we're being guided by a third party that also knows what to do. So both teams have very detailed plans on various work streams. I have outlined the six major things but I'm pretty confident that everything that we need to do is actionable. The question, you know, in my mind, Brian, is just, you know, just the timeline makes sense. Can we get it all done? You know we said in under two years, but can I pull it forward even further? And I would know in the nicest possible way I've been nudging the team to do that. Unidentified speaker Question – Unidentified speaker: Okay Good luck with the nudging, and thanks for taking the questions, guys. Answer – Unidentified speaker: Sure.. Answer – Unidentified speaker: thanks Brian. Operator Thank you, Mr. Weinstein. The next question comes from the line of Alex Nowak with Craig-Hallum. You may proceed. Unidentified speaker Question – Unidentified speaker: Hey, good afternoon, everyone. Doug. I think everyone likes a baseline here and just kind of going back to Tyco's original question. You back in the spring 2021 timeframe you gave this $20 million to $25 million per month as the profit revenue. I think this time it's different with the government demand you got break through you got the variance. Is that a still a floor to think about or what's a new floor number we could potentially use and think about modeling in? Answer – Unidentified speaker: Yeah, it's a great question, Alex, thank you. We're going to have to come up with a different floor seriously. I mean I can't say more than that... Unidentified speaker Question – Unidentified speaker: Okay. Answer – Unidentified speaker: ...other than the $25 million is no longer applicable. It's a good question. Let us noodle on that and over time come back with something that makes sense based on science and forecasting in what we're manufacturing and who's asking for a lot over what time and there's a number of factors that we would want to consider in all of that and certainly what the government's going to do is a big part of it. Answer – Unidentified speaker: But just I would say, certainly from your commentary, it seems like it's going to be higher than that just to be correct. Answer – Unidentified speaker: Yeah, that's a correct. Pardon me if I ... Unidentified speaker Question – Unidentified speaker: Okay. Answer – Unidentified speaker: ...was clear on that. We just want to see if we could start the initiative alone Alex, just with the – sorry to interrupt, but just with the stockpiling initiative alone, you can come up with some pretty big numbers. Unidentified speaker Question – Unidentified speaker: Okay. No, understood, totally get it. And then before COVID, before ortho, there is this big push to expand the menu on Sofia. So just curious any update there and then what about expanding the at- home QuickVue menu? Answer – Unidentified speaker: Yeah, the QuivkVue at-home menu we will look at over time. Obviously, there are regulatory hurdles to achieve up to overcome here in the US but when you look at our portfolio or the portfolio of Sofia

©2022, AlphaSense, Inc. All Rights Reserved. AlphaSense is a service mark of AlphaSense, Inc. All other trademarks mentioned belong to their respective owners. products that are in development portfolio of Sofia products that are on development has never been larger. And the guys that are working on those projects haven't taken their eye off the ball. Obviously, in the last couple of years now, we've been, you know, sort of nudged, if you will, into discussions about COVID all the time. But you know, in our next Analyst Day, I think it would be appropriate times, you, Ruben, that we share, we got in the pipeline as too many things to discuss on a call like this stuff. But we're now managing over 50 R&D projects. Pre-COVID, we were at about five. That gives you a feeling for what the R&D teams are doing now. Unidentified speaker Question – Unidentified speaker: You know, it certainly does. And then just lastly, just going back to the rest of clinical deal here. I mean, investors have seen the stock price fade since that deal was announced. I mean, I think the strategic skill set of the combined company looks very impressive. The earnings accretion certainly very impressive. What do you think the current market is missing here? Answer – Unidentified speaker: I'm not sure the market's missing anything. I do see a number of reasons why a number of companies in our space would have lower valuations at the moment. You know what I can say for sure, Alex, is that we're going to get this thing put together. We're going to complete the integration. We're going to keep marching down the path that we're on. We've seen nothing that would cause our decision making about what we're doing or how we're doing it to change as a result of what's happening with our share price. I don't want to be naive and say we don't really watch our share price because that would be untrue. But --- and we care about it. We sincerely do. But my job and the job of the executive team at this stage is to communicate our plan and then to so that you all understand what we're doing and then to execute against that plan and I have to say I don't want to sound braggadocios, but generally speaking we've done pretty well at achieving what we said we were going to do. Answer – Unidentified speaker: Hey, Alex thank you. Answer – Unidentified speaker: Yeah, go Chris. Thanks. Answer – Unidentified speaker: Look, I was just going to say, you know from the Ortho I think to Doug's point I mean look I think some of it was done around the holidays. It was done at the time of COVID and it was tough to get out of roadshow. I think part of it is it's one of the stories that needs to be told, and it may be a story that needs to be told a couple of times for people to really understand it. But I think on paper, you probably couldn't have come up with a better deal. I think where I've seen investors challenged if you love Quidel story in the past, high growth, no debt, primarily the US focus, then you may not have loved ortho's if you loved Ortho's which was mid single digit growth 93% reoccurring revenue, but high debt, well a lot of debt. So there are two very different companies, but I think part of it is understanding really what you're going to see from a value perspective over the next couple of years, not over the next couple of weeks or months. And I think investors, just because of what's going on haven't really been able to digest that. And it's something I think the team has to get out and share more regularly on the – on how amazing this deal really is for patients, customers, teammates shareholders. Unidentified speaker Question – Unidentified speaker: Great. Thanks. Thanks for the update. Thank you. Answer – Unidentified speaker: Thanks, Alex. Operator Thank you, Mr. Nowak. The next question comes from the line of Andrew Cooper with Raymond James. You may proceed. Unidentified speaker Question – Unidentified speaker: Hey, everybody, thanks for the question. maybe first just this one on Savanna and sort of the timeline here, you know Doug you rattled off a couple of different essays so maybe starting with the FDA kind of process for respiratory where are you in terms of getting this ample to 60% as we think about this repertory panels, obviously not a lot of flu not a lot of some of these other things floating around. So are you done with enrollment with the flu season or the flu season might be behind us or sort of where do you sit in that process? Answer – Unidentified speaker: That's a great question, thank you. We're okay in terms of samples both banks and those that were collecting lives. We don't have a sample issue for the things that we're working on at the moment. It's a very good question, though, just to round out a couple of guys that have asked this question about trying to figure out what's going to happen moving forward throughout the rest of the year. So maybe a little bit more detail might be

©2022, AlphaSense, Inc. All Rights Reserved. AlphaSense is a service mark of AlphaSense, Inc. All other trademarks mentioned belong to their respective owners. useful because I mentioned a couple of different times about the government being involved has changed the base level. As an example in Q2 we would expect to ship another 36 million to 40 million tests to the government just in that quarter alone. Does that helps us understand why that that's the original floor that we sort of I wouldn't say it was I thought it was a pretty good forecast at the time, given what we know. But obviously it's changed. There's not over- the-counter. There's now government programs to provide product to underserved communities we've got states that are involved. And so the landscape has changed pretty dramatically based on just the products that are out there. Unidentified speaker Question – Unidentified speaker: Great, thanks. I appreciate that clarification. Maybe just on sort of the longer-term what we think about OTC, I think maybe part of what we've seen when we look at some of the professional products is folks using the OTC products and then maybe think, hey, it is of COVID I'm not going into the clinical setting. So when we think about the longer-term, how do you think about the need for OTC flu and there's additional assay to the OTC to kind of prevent that sort of cannibalization of the clinical market? Answer – Unidentified speaker: I think that's a great question before COVID, we would have said that there is a market already, there is demand on the part of moms and caregivers to acquire tests that would be useful over the counter whether it's strep, I think strep in our survey was probably the highest volume demand. Flu is in that category too, but not nearly as big as strep. So before COVID, we had already determined that there was a potential market there. Since then, I think the – throughout the globe but here in the United States in particular, people are preconditioned to understand the value of knowing yes or no, do I have it? And I think it can be a very useful part of an overall physician-assisted healthcare system and I see that evolving that way and a lot of people might be worried about the FDA and these high standards that they require in terms of product performance. On the other hand, I think it's our job to make sure that we can through technology advances that we can actually achieve those levels and when we do, I see protection from the rest of the world where you have some pretty low-performing products out there. I see that being an important aspect of an OTC program, but I wouldn't want to do, for example, have the bar lowered and then we have a myriad of people from and I'm not going to name a specific country, but you can probably guess who in particular, I'm thinking about. But these lower performing products, those are all to come in, the OTC space would not be as attractive, that's for sure. But I do think there's demand and I think that it's changed, I think people's mindset has changed. I don't think we'd have to create a demand for the notion of being to have a store going to Walgreens, CVS and picking up a test and test yourself, whether that's strep flu or whatever COVID variant circulating at the time. Unidentified speaker Question – Unidentified speaker: Okay, that's very helpful. And then maybe just one last if I can sneak it in maybe for the audience that we have on the call, you know, we hear you guys talk about value capture programs, and that's something we haven't historically heard quite often talk about too much of maybe just outside of sort of the cost synergies you've talked about for both, do you think there's, you know, some play books you can sort of port over from the auto business and vice versa and try to capture a little bit more beyond just, you know what I would define as sort of a true synergy. (00:52:45-00:52:50) Answer – Unidentified speaker: Go ahead. Answer – Unidentified speaker: Yeah, I think it's culturally, yeah, I was going to say, I think I'll make a comment and I'll let Joe step into, he kind of owns it. But look, I think culturally being a private equity back, you know, over seven 7x levered, culturally became ingrained in the business, all throughout was to drive these operating efficiencies into targeted minimal of $25 million a year. So I think on the Ortho side, you see it from a culture and it's something that's managed and measured continuously. So I do think it's something that I think ultimately – I think there's going to be a great partnership with Doug and Joe and then Randy as well, being able to look across the two businesses, but knowing that there's some culture already on the Ortho side that's a continuous process. But Jack I don't know if you want to get more specific on how you guys look at it every year and how we set the target because it used to be more than 25, I think it was 200 or something since the carve out. Answer – Unidentified speaker: Joe 00:53:48 are you there? Answer – Unidentified speaker: Yeah. Yah, Chris we have -Yeah, I'm here. Yeah, we have captured over $200 million of savings since the carve out, and I think that's a good way to put it. We are 7 is that we know we're seven years out of carve out now from J&J, and we're still going to realize $25 million of value capture savings we did in 2021. And so that is very ingrained in the culture as we get these companies pulled together, it's definitely something that Doug and I on the management team will talk about whether we can continue it or expand it or, you know, move it into the – Quidel world as well. So it's a good thought for sure.

©2022, AlphaSense, Inc. All Rights Reserved. AlphaSense is a service mark of AlphaSense, Inc. All other trademarks mentioned belong to their respective owners. Unidentified speaker Question – Unidentified speaker: Good. Good. Those are good signs guys. But Andrew, you're also talking about at the customer level, right? Answer – Unidentified speaker: Really I thought out of all basic, I suppose, that I actually was thinking more along with what they answered. But in commercial asset 00:54:45 that's a great question as well. Answer – Unidentified speaker: Perfect. Perfect. I think that's good and obviously there's opportunities within the customer base as well to leverage both companies positions, which I think are really, for the most part, very good across multiple segments. And on our side, you are right for the most part are very good across multiple segments and on our side you are right, we don't spend as much time squeezing because, you know, our margins are already quite high. So we think about it a little bit differently. But I think there is something to be learned on both sides, for sure. And I do look forward to seeing what manufacturing strategies in managing the same supply chain organization could do for us. I would be maybe just a little bit more specific in that regard. Unidentified speaker Question – Unidentified speaker: Great, I appreciate it. Operator Thank you, Mr. Cooper. The last question is from the line of Jack Meehan with Nephron Research, you may proceed. Unidentified speaker Question – Unidentified speaker: Thank you and good afternoon. Doug I was hoping you could elaborate a little bit more on the government contracts and just talk about discussions underway. You mentioned stockpiling just any long term purchasing support. And what's the government talking about s of ensure capacity stays online for testing ? Answer – Unidentified speaker: That's a really good question, Jack. You know, we talked to several different people including the FDA liaison and others within the government HHS. A couple of times a week actually now. And so we've got a pretty good feeling for things that are going on that wouldn't even necessarily be announced. But to answer that question, I'm going to turn over to Robert Bujarski who is our chief operating officer and who does most of the work with the government. Answer – Unidentified speaker: Hey, Jack. So really... Unidentified speaker Question – Unidentified speaker: hey Rob. Answer – Unidentified speaker: really what I'm talking about – how are you doing? What we're talking about with more manufacturing is some measure of consistent supply, a consistent volume commitment over a series of many months. So whether that's through the end of the year whether that's a 24-month period, whether that's a 36-month period, the idea is we've made significant investments as has the government and making sure that we can increase our capacity and we saw what happens when – last year when demand falls off and there's no place to put product, right? We saw what happened to our competition as well, right. So we made that commitment to continue to build and continue to ramp and invest and so those are the conversations that are happening. What's the right level of the continued commitment, so that we as a country are not caught off guard, right, and so those are conversations that have been happening for some time they continue to happen. So as Doug mentioned, when we think about even to take those question in terms of our thinking about Q2, the real idea here is in conversations with the government and states, which is where a lot of the demand has shifted to. We've got strong US manufacturing, we've got the capacity built up in the United States and we want to make sure that we can keep that warm. So if you think about Q2, Doug mentioned we have about another 40 million tests or so scheduled for Q2. So, Tycho that could go pretty quick in Q2, but we do expect that would be – that would round out that initial purchase order and then we look to continue we hope to be able to continue some amount of manufacturing as well for a much longer period of time. The question, Jack, is how long and that we just don't know. Does that make sense? Unidentified speaker Question – Unidentified speaker: Yeah, that's helpful. Yeah...

©2022, AlphaSense, Inc. All Rights Reserved. AlphaSense is a service mark of AlphaSense, Inc. All other trademarks mentioned belong to their respective owners. Answer – Unidentified speaker: Unidentified speaker Question – Unidentified speaker: ...I wanted to follow up on... Answer – Unidentified speaker: I'm sorry, Jack, I was just going to round out the answer by saying, we presume also or in the when the government stockpiles are going to be interested in US made product. Unidentified speaker Question – Unidentified speaker: A question to kind of leads into that is just talk about the competitive environment for quickvue. So, you know, over the last few months in the midst of omicron, you know, the FDA approved a number of new tests not from the US, but, you know, now they're here. So just curious how you're seeing this play out in the market and what do you think is a good quickvue pricing assumption for 2022? Answer – Unidentified speaker: Our pricing assumption, at least for now hasn't really changed, Jack. You know our government pricing is public. And so I think you know that. So we haven't really changed the pricing assumption. We do anticipate though, that with the demand falling off, with case counts dropping that there will be more supply. And you're right, you have more supply coming in from outside the United States that you know, there'll be some pricing pressure. But we're I think we're comfortable with it. Certainly with the idea again, that we'd have some amount of steady demand with stockpiling, et cetera. So but we haven't made any adjustments at this point. We think we've got a competitive price at least that's how it lines up today. That's my thought on it, Doug. I don't know if you want to add anything to it. Answer – Unidentified speaker: NO, that's a solid answer. Thank you, Rob. Answer – Unidentified speaker: Yeah. Operator Thank you Meehan. So that is all the time we have today. Please proceed with any closing remarks. That's great. Thanks, everybody for your support and your interest in Quidel. Thanks also to Chris Smith and Joe Busky for participating with us. I look forward to working with the entire Ortho team but these two guys are great. We've accomplished a lot this year, but there's also a lot of work to do. And although we had a great 2021, I think the key is that we're really well positioned for 2022. We believe that we're in good shape to achieve our growth objectives over the next few years. Everything that we said in our Analyst Day, ex-COVID, we're still on track with and we expect to deliver at a very high level. Those products are now even further enhanced by this notion that the Ortho commercial organization is really going to be helpful. So again, thanks again for being on the call. Appreciate it. Take care. Bye. Operator Ladies and gentlemen, we thank you for your participation, and ask that you please disconnect your lines. Goodbye.